SECURITIES AND EXCHANGE COMMISSION
Washington, DC

In the matter of	CERTIFICATE OF
Great Plains Energy Incorporated, et al.	NOTIFICATION
File No. 70-9861

Public Utility Holding Company Act of 1935

Great Plains Energy Incorporated, a Missouri corporation and a registered holding company ("Great Plains Energy"), hereby submits on behalf of itself and certain of its subsidiaries, the following pursuant to Rule 24 of the Public Utility Holding Company Act of 1935 (the "Act") and the Commission's Order dated September 7, 2001 (HCAR 27436), as superseded and replaced by the Commission's Order dated December 29, 2003 (HCAR 27784) in the above file (collectively, the "Order"). This Certificate reports activity for the calendar quarter ended December 31, 2003. Capitalized terms not defined herein have the meanings ascribed to them in the Order.

1.  The sales of any Common Stock by Great Plains Energy and the purchase price per share and the market price per share at the date of the agreement of sale:

N/A

2.  The total number of shares of Common Stock issued or issuable under options granted during the quarter under any Stock Plan or otherwise:

A.  On October 1, 2003, Great Plains Energy issued 62,881 shares of restricted stock to certain officers.

B.  During the quarter, 47,176 shares of Great Plains Energy common stock were purchased in the open market pursuant to the Great Plains Energy Dividend Reinvestment and Direct Stock Purchase Plan, and 23,652 shares of Great Plains Energy common stock were purchased in the open market pursuant to the Great Plains Energy Cash or Deferred Arrangement ("Employee Savings Plus") Plan.

3.  If Common Stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer:

N/A

4.  The amount and terms of any long-term debt, Preferred Stock, or other forms of preferred or equity-linked securities issued directly or indirectly during the quarter by Great Plains Energy:

N/A

5.  The amount and terms of any Short-term Debt issued by Great Plains Energy or Kansas City Power & Light Company during the quarter:

A.  Great Plains Energy outstanding borrowings during the fourth quarter under a 364-day revolving loan facility ranged from $75-115 million. The borrowings represented eurodollar rate borrowings at an average interest rate of 2.08%. Outstanding borrowings under the revolving facility at December 31, 2003, were $87 million.

B.  No short-term debt was issued by Kansas City Power & Light Company during the fourth quarter. Outstanding short-term borrowings at December 31, 2003, were $0.

6.  The name of the guarantor and of the beneficiary of any Great Plains Energy Guarantee or Nonutility Subsidiary Guarantee issued during the quarter, and the amount, terms and purposes of the Guarantee:

Guarantor	Subsidiary	Amount	Start	End	Purpose
Great Plains Energy Incorporated (Note 1)	Strategic Energy, L.L.C.	Note 1	5/23/02	Undetermined	Credit Support
Great Plains Energy Incorporated (Note 2)	Strategic Energy, L.L.C.	$15,750,000	12/30/03	12/30/04	Credit Support
Great Plains Energy Incorporated (Note 3)	Strategic Energy, L.L.C.	$5,000,000	10/1/03	10/1/04	Credit Support
Great Plains Energy Incorporated (Note 4)	Strategic Energy, L.L.C.	$328,000	10/27/03	10/31/04	Credit Support

Note 1:  On May 23, 2002, Strategic Energy, L.L.C. and Great Plains Energy entered into an Agreement of Indemnity with the Federal Insurance Company. This agreement covered $92,101,655 in aggregate principal amount of surety bonds issued on behalf of Strategic Energy. In connection with the issuance of the agreement, KLT Inc. was released from its pre-existing indemnification obligations for these surety bonds; the effect of the transaction was to substitute Great Plains Energy for KLT Inc. as an indemnitor of the surety bonds. Also on that date, Strategic Energy and Great Plains Energy entered into a General Agreement of Indemnity with the Federal Insurance Company, covering all bonds to be issued on behalf of Strategic Energy, L.L.C. for the benefit of counterparties from date of agreement into the future. This latter agreement is not limited by dollar amount. The aggregate change in surety bonds issued and outstanding for the fourth quarter under these agreements was a decrease of $15,244,069 to $37,323,656 at December 31, 2003.

Note 2:  On December 30, 2003, Great Plains Energy issued a letter of credit, in favor of a counterparty and for the benefit of Strategic Energy, L.L.C., in the amount of $15,750,000.

Note 3:  On October 1, 2003, Great Plains Energy renewed its direct guaranty, in favor of a counterparty and for the benefit of Strategic Energy, L.L.C., in the amount of $5,000,000.

Note 4:  On October 27, 2003, Great Plains Energy issued a direct guaranty, in favor of a counterparty and for the benefit of Strategic Energy, L.L.C., in the amount of $328,000.

7.  The amount and terms of any financings consummated by any Nonutility Subsidiary during the quarter that are not exempt under rule 52:

N/A

8.  The notional amount and principal terms of any Interest Rate Hedge entered into during the quarter and the identity of the parties to the instruments:

N/A

9.  The name, parent company, and amount invested in any new Intermediate Subsidiary or Financing Subsidiary during the quarter:

N/A

10.  A list of Form U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of the filing:

       U-6B-2 filed by Great Plains Energy on behalf of itself and certain of its subsidiaries, filed November 26, 2003.

11.  Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including Great Plains Energy, that has engaged in any jurisdictional financing transactions during the quarter:

       The consolidated balance sheets of Great Plains Energy and Kansas City Power & Light Company are incorporated by reference to the combined annual report on Form 10-K dated March 10, 2004, in File No. 000-33207 and File No. 001-00707 respectively.

12.  Aggregate amount invested in Great Plains Power Incorporated as of the end of the period.

       At December 31, 2003, Great Plains Energy had invested an aggregate $2,426,745 in Great Plains Power, excluding losses of $2,736,910.

13.  Amount and principal terms of any securities issued by an ETC acquired, directly or indirectly, by GPE.

Associate company advancing funds	Type	Date of Issue/ Advance	Amount of Advance (rounded to nearest dollar)	Interest Rate	Maturity Date	Associate company receiving funds
KLT Inc.	demand open account	10/6/03	$24,212	8.25%	N/A	KLT Telecom Inc.
		10/10/03	$22,265	8.25%	N/A
		11/5/03	$34,643	8.25%	N/A
		12/16/03	$28,034	8.25%	N/A
		10/31/03	$1,098,510*	8.25%	N/A
		11/30/03	$1,069,995*	8.25%	N/A
		12/31/03	$1,017,102*	8.25%	N/A

KLT Energy Services Inc.	demand open account	10/31/03	$234*	8.25%	N/A	KLT Telecom Inc.
		11/30/03	$228*	8.25%	N/A
		12/31/03	$237*	8.25%	N/A

* Represents monthly interest accrual.

14.  Copies of the transmission and combustion turbine lease referred to in Section II.C of the Order dated December 29, 2003 (Release No. 35-27784; 70-9861).

       Lease Agreement dated October 1, 1984, between Kansas Gas and Electric Company and Kansas City Power & Light Company, with letter agreement dated April 9, 1991 between Kansas Gas and Electric Company and Kansas City Power & Light Company (Exhibit C-40 to Form U5S/A for the year ended December 31, 2001, which is incorporated herein by reference).

       Facilities Use Agreement by and between St. Joseph Light & Power Company and Kansas City Power & Light Company for Access by Kansas City Power & Light Company to the Cooper-Fairport-St. Joseph 345 Kilovolt Interconnection, dated March 5, 1990 (Exhibit C-41 to Form U5S/A for the year ended December 31, 2001, which is incorporated herein by reference).

       Construction and Financing Agreement by and between Associated Electric Cooperative, Inc. and Kansas City Power & Light Company for the Cooper-Fairport-St. Joseph 345 Kilovolt Interconnection, dated March 5, 1990 (Exhibit C-42 to Form U5S/A for the year ended December 31, 2001, which is incorporated herein by reference).

       Amended and Restated Lease dated as of October 12, 2001 between Kansas City Power & Light Company and Wells Fargo Bank Northwest, National Association (Exhibit 10.2.d to Form 10-K for the year ended December 31, 2001, which is incorporated herein by reference).

S I G N A T U R E

       Pursuant to the requirements of the Act, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 29, 2004.

Great Plains Energy Incorporated

By:/s/Lori A. Wright
      Lori A. Wright
      Controller